UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 03/31/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cormark Securities (USA) Ltd.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Bay Street, Royal Bank Plaza, North Tower, Suite 1800
(No. and Street)

Toronto	Ontario	M5J2J2
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Karly Healey	416-943-6413	karly.healey@atb.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company LLP
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

11/2/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karly Healey _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cormark Securities (USA) Ltd. _____, as of 3/31 _____, 2026 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _K.Healey_

Title:

Chief Financial Officer

_____

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☑ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Cormark Securities (USA) Limited

Financial statements and supplemental information

[Expressed in U.S. dollars]

March 31, 2026

With

Report and supplementary report of independent registered public accounting firm

The report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC DOCUMENT



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors
Cormark Securities (USA) Limited

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cormark Securities (USA) Limited as of March 31, 2026, and the related statements of operations and comprehensive loss, changes in stockholder's equity, and cash flows for the 15-month period then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cormark Securities (USA) Limited as of March 31, 2026, and the results of its operations and its cash flows for the 15-month period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Cormark Securities (USA) Limited's management. Our responsibility is to express an opinion on Cormark Securities (USA) Limited's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Cormark Securities (USA) Limited in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Cormark Securities (USA) Limited's financial statements. The supplemental information is the responsibility of Cormark Securities (USA) Limited's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as Cormark Securities (USA) Limited's auditor since 2026.
New York, New York
June 14, 2026

Cormark Securities (USA) Limited   **CONFIDENTIAL**

Statement of financial condition
[Expressed in U.S. dollars]

As at March 31

	2026
	$
Assets	
Cash	1,011,020
Cash segregated under federal and other regulations *[note 4]*	5,000,000
	6,011,020
Due from broker *[note 5]*	1,805,978
Accounts receivable	12,880
Total assets	7,829,878
Liabilities and stockholder's equity	
Liabilities	
Due to broker *[note 5]*	1,688,069
Due to parent *[note 5]*	217,760
Accounts payable	2,956
Total liabilities	1,908,785
Stockholder's equity	
Capital stock *[note 7]*	4,350,000
Retained earnings	2,400,824
Accumulated other comprehensive loss	(829,731)
Total stockholder's equity	5,921,093
	7,829,878

See accompanying notes

Cormark Securities (USA) Limited   **CONFIDENTIAL**

Statement of operations and comprehensive income
[Expressed in U.S. dollars]

For the 15 months ended March 31

	2026
	$
Revenue	
Commissions	3,399,433
Other revenue	310,984
	3,710,417
Expenses	
Variable compensation *[note 5]*	2,680,552
Trading operating and administrative *[note 5]*	832,843
Other	33,827
	3,547,222
Operating net income	163,195
Loss on foreign currency	(163,195)
Net income	—
Other comprehensive income	
Net change in unrealized gains (losses)	
on foreign currency translation	185,203
Comprehensive income	348,398

See accompanying notes

Statement of changes in stockholder's equity
[Expressed in U.S. dollars]

For the 15 months ended March 31

	2026
	$
Capital stock [note 7]	
Balance, beginning of year	**4,350,000**
Issued during the year	**—**
Balance, end of year	**4,350,000**
Retained earnings	
Balance, beginning of year	**2,400,824**
Net income	**—**
Balance, end of year	**2,400,824**
Accumulated other comprehensive income (loss)	
Accumulated other comprehensive loss, beginning of year	**(1,014,934)**
Other comprehensive income for the year	**185,203**
Accumulated other comprehensive loss, end of year	**(829,731)**
Total stockholder's equity	**5,921,093**

See accompanying notes

Statement of cash flows
[Expressed in U.S. dollars]

For the 15 months ended March 31

	2026
	$
Operating activities	
Net income	163,195
Changes in operating assets and liabilities	
Decrease in due from broker	380,554
Decrease in accounts receivable	2,449
Decrease in due to broker	(498,463)
Increase in due to parent	82,198
Increase in accounts payable	2,956
Cash used in operating activities	(30,306)
Effect of foreign exchange on cash balances	185,203
Net increase in cash during the year	154,897
Cash and cash segregated under federal and other regulations, beginning of year	5,856,123
Cash and cash segregated under federal and other regulations, end of year	6,011,020

See accompanying notes

Computation of net capital pursuant to rule 15c3-1
of the securities and exchange commission

[Expressed in U.S. dollars]

As at March 31

	2026
	$
Total stockholder's equity	**5,921,093**
Deductions and/or charges	
Non-allowable assets	**12,880**
Haircut on unhedged foreign currency	**48,962**
Net capital	**5,859,251**
Minimum net capital	**250,000**
Excess net capital	**5,609,251**

Note: There are no material differences between the amounts presented above and the amounts presented in the Company's March 31, 2026 unaudited FOCUS Part II A Report.

See accompanying notes

Cormark Securities (USA) Limited

Computation for determination of reserve requirements
for broker-dealer under sec rule 15c3-3

[Expressed in U.S. dollars]

As of March 31

	2026
	$
Credit balances	
Free credit balances and other credit balances in customers' security accounts	—
Failed to receive of customers' securities not older than 5 days	1,680,895
	1,680,895
Debit balances	
Debit balances in customers' accounts	1,680,895
Failed to deliver of customers' securities not older than 30 calendar days	—
	1,680,895
Less 3% reserve, calculated under the alternative method	(50,427)
Total 15c3-3 debits	1,630,468
Excess of total credits over total debits	50,427
Amount held on deposit in "Reserve Bank Account"	5,000,000
Frequency of computation	Weekly

Note: There are no material differences between the amounts presented above and the amounts presented in the Company's March 31, 2026 unaudited FOCUS Part II A Report.

See accompanying notes

Notes to financial statements
[Expressed in U.S. dollars]

March 31, 2026

1. Incorporation and corporate activities

Cormark Securities (USA) Limited [the "Company"] was incorporated on June 8, 1994 as Sprott Holdings Inc. under the provisions of the Ontario Business Corporations Act. On September 1, 1999, the Company's name was changed to Cormark Securities (USA) Limited. The Company obtained registration on June 9, 2000 as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company's primary source of revenue is commission income for securities trade execution for U.S. resident institutional clients. The Company clears all transactions with and for customers through its parent, ATB Cormark Capital Markets Corp. [the "Parent"]. Accordingly, the Company does not perform custodial functions relating to customer accounts.

The Company is a wholly-owned subsidiary of ATB Cormark Capital Markets Corp., a Canadian owned investment dealer. ATB Cormark Capital Markets Corp. is a member of the Investment Industry Regulatory Organization of Canada.

2. Significant accounting policies and basis of presentation

The Company changed its year-end from December 31 to March 31 to align with the fiscal period of the Parent. These financial statements have been prepared for the 15-month period ended March 31, 2026.

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Securities transactions

Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expenses recorded on a trade-date basis.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Commission revenue consists of revenue generated through traditional commission-based brokerage services provided to US institutional clients. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the client. Commissions earned are typically collected from the clearing brokers utilized by the Company on a monthly basis.

Notes to financial statements
[Expressed in U.S. dollars]

March 31, 2026

The company had receivables related to revenue from contracts with customers of $175,550 at December 31, 2024 and $125,083 at March 31, 2026, respectively.

Other revenue includes an allocation from the Parent of net revenue received by the Parent on Parent led U.S. Offerings. Other revenue is earned upon successful completion of the transaction. The performance obligation is satisfied at a point in time upon closing to the Parent let offering. The allocation to the Company is based on sales made to institutional clients of the Company and is typically collected from the Parent on a monthly basis, when applicable.

Financial assets and liabilities

Balances due to clients are recorded as liabilities. Balances due from brokers and due from the parent are recorded as receivables. These balances are reported at amortized cost on the statement of financial condition. Due to the short-term nature of these instruments, carrying value approximates fair value.

Financial Accounting Standards Board ["FASB"] Accounting Standards Codification, *Fair Value Measurements and Disclosures ["ASC 820"]*, defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices [unadjusted] in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 inputs are inputs [other than quoted prices included within Level 1] that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company reports its cash and cash segregated under federal and other regulations at fair value. These assets would be classified as Level 1 based on their inputs.

Income taxes

The Company accounts for income taxes in accordance with FASB Accounting Standards Codification Topic 740, Income Taxes ("ASC 740") which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or

Notes to financial statements
[Expressed in U.S. dollars]

March 31, 2026

tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange, while revenue and expense items are translated at the average rate of exchange for the year. The Company's functional currency is Canadian dollars. Gains and losses from currency translations are included in other comprehensive income (loss).

Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer providing agency transactions to clients.   The Company has identified its Chief Executive Officer as the chief operating decision maker ["CODM"], who uses net income to evaluate the results of the business. Additionally, CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy.   The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.   The measure of segment assets is reported on the statement of financial condition as total assets.   The segment revenue and significant expenses are included in the Company's Statement of Operations and comprehensive income.

3. Changes in accounting standards

Standards adopted during the year

ASU No. 2023-09, Income Taxes (Topic 740) – Improvements to Income Tax Disclosures

The Company adopted ASU 2023-09 effective January 1, 2025. The amendments enhance transparency of income tax disclosures, including rate reconciliation and income taxes paid by jurisdiction. The adoption of this standard did not have a material impact on the Company's financial statements.

4. Cash on deposit

Cash on deposit of $5,000,000 is segregated in a special reserve bank account for the exclusive benefit of clients under Rule 15c3-3 of the Securities and Exchange Commission.

5. Related party transactions

Under an operating agreement dated November 1, 1999, amended October 1, 2011 and renewed and updated October 1, 2021 the Company entered into an arrangement with its Parent, whereby the Parent will provide services to the Company including use of Parent company employees, all clearing and settlement functions relating to executed trades with customers of the Company, premises and communication services and all administrative functions. Variable clearing and exchange expenses are charged by the Parent at cost and are recorded as trading, operating and administrative expenses. As consideration for receiving all remaining services, approximately 50% of gross commissions earned by the Company are remitted to the Parent and recorded on the statement of

Notes to financial statements
[Expressed in U.S. dollars]

March 31, 2026

operations and comprehensive income as variable compensation. The Company receives an allocation from the Parent of net revenue received by the Parent on Parent led U.S. Offerings, included in other revenue. The amendment to the operating agreement identifies certain operating costs of the Parent that are allocated to the Company and further entitles the Parent to collect substantially all of the remaining profit in the Company to reimburse the Parent for compensation and management costs, which is also included in variable compensation. The operating agreement results in the Parent receiving substantially all residual profits of the Company through variable compensation arrangements. This structure results in minimal net income being retained by the Company.

Variable clearing and exchange expenses charged by the Parent totaled $832,843 for the 15 months ending March 31, 206. Variable compensation remitted to the Parent totaled $2,680,552 for the 15 months ending March 31, 2026.

The intercompany balance due to/from the Parent is presented as a net figure on the Statement of Financial Condition. This balance of $217,760 is payable on demand and is non-interest bearing.

As at March 31, 2026, $1,680,895 was payable to the Company's Parent for securities related transactions, which is included as a component of due to broker on the accompanying statement of financial condition. Such amounts are non-interest bearing.

6. Income taxes

The Company is a Canadian corporation without a permanent establishment in the United States and is therefore fully subject to Canadian federal and provincial income taxes on its taxable income computed in Canadian dollars. Through the establishment of an operating agreement between the Company and its Parent, net income before taxes for the 15 months ended March 31, 2026 is nil in Canadian dollars and therefore, the income tax provision based on applicable statutory rates is nil.

7. Capital stock

Authorized

Unlimited Class A common shares, without par value

Issued and outstanding

	2026
	$
4,550,001 common shares	4,350,000

8. Regulatory net capital requirement

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission ["Rule 15c3-1"]. The Company computes its net capital requirement under the alternative method

Notes to financial statements
[Expressed in U.S. dollars]

March 31, 2026

provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer related debit items, as defined, or $250,000. As at March 31, 2026, the Company had net capital of $5,859,251 which was $5,609,251 in excess of the required net capital of $250,000.

9. Subsequent events

The Company has evaluated subsequent events through June 14, 2026 and has noted no significant events since the date of the statement of financial condition.

Information for possession or control requirements
under sec rule 15c3-3
[Expressed in U.S. dollars]

As at March 31

State the market valuation and the number of items of:

	2026
	$
1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as at March 31, 2026, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	—
Actual number of items	—
2. Customers' fully paid securities and excess margin securities for which instructions to reduce for possession or control had not been issued as at March 31, 2026, excluding items existing from temporary lags that result from normal business operations as permitted under Rule 15c3-3	—
Actual number of items	—





Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
Cormark Securities (USA) Limited

We have examined Cormark Securities (USA) Limited's (the "Company") statements, included in the accompanying Cormark Securities (USA) Limited Compliance Report, that (1) the Company's internal control over compliance was not effective during the most recent 15-month period ended March 31, 2026; (2) the Company's internal control over compliance was not effective as of March 31, 2026; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of March 31, 2026; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2231 (Customer Account Statements) as adopted by the Financial Industry Regulatory Authority ("FINRA") that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent 15-month period ended March 31, 2026; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of March 31, 2026; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of March 31, 2026 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

As described in the accompanying Cormark Securities (USA) Limited's Compliance Report, a material weakness has been identified in the Company's internal control over compliance as of and for the 15-month period ended March 31, 2026. The Company identified a material weakness in the effectiveness of the Internal Controls Over Compliance related to customer account statements in accordance with FINRA Rule 2231.05(b). The customer statements delivered to customers for the period from February 2026 through

1



March 2026 omitted disclosure language noting that the carrying firm is a member of the Securities Investor Protection Corporation.

In our opinion, because of the material weakness referred to above, Cormark Securities (USA) Limited's internal control over compliance was not effective as of and for the 15-month period ended March 31, 2026. In our opinion, Cormark Securities (USA) Limited's statements that Cormark Securities (USA) Limited complied with §§ 240.15c3-1 and 240.15c3-3(e) as of March 31, 2026; and the information used to state that Cormark Securities (USA) Limited was in compliance with §§ 240.15c3-1 and 240.15c3-3(e) was derived from Cormark Securities (USA) Limited's books and records are fairly stated, in all material respects

Citrin Cooperman & Company, LLP

New York, New York
June 14, 2026



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder and the Board of Directors
Cormark Securities (USA) Limited

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the 15-month period ended March 31, 2026. Management of Cormark Securities (USA) Limited (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the 15-month period ended March 31, 2026. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the 15 month period ended March 31, 2026, with the Total Revenue amount reported in Form SIPC-7 for the 15-month period ended March 31, 2026, noting a $25,342 difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.



We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the 15-month period ended March 31, 2026. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP

New York, New York
June 14, 2026

Cormark Securities (USA) Limited Compliance Report

Cormark Securities (USA) Limited (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5, with the exception as follows:

- The Company inadvertently omitted disclosure language related to customer statements in accordance with FINRA rule 2231.05(b) for the period of February 2026 – March 2026. The Company did not disclose on the statements that as a carrying broker, it is a member of the Securities Investor Protection Fund.

(2) The Company's Internal Control Over Compliance was effective during the most recent 15-month period ending March 31, 2026 with the exception noted above;

(3) The Company's Internal Control Over Compliance was effective, with the exception noted above, as of March 31, 2026;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of March 31, 2026; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

June 14, 2026

Cormark Securities (USA) Limited

I, Karly Healey, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

K Healey

By: Karly Healey
Title: Chief Financial Officer
June 14, 2026

Cormark Securities (USA) Limited

Statement of financial condition

[Expressed in U.S. dollars]

March 31, 2026

With

Report and supplementary report of independent registered public accounting firm



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors
Cormark Securities (USA) Limited

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cormark Securities (USA) Limited as of March 31, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Cormark Securities (USA) Limited as of March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cormark Securities (USA) Limited's management. Our responsibility is to express an opinion on Cormark Securities (USA) Limited's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Cormark Securities (USA) Limited in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Cormark Securities (USA) Limited's auditor since 2026.
New York, New York
June 14, 2026

Cormark Securities (USA) Limited

Statement of financial condition
[Expressed in U.S. dollars]

As at March 31

	2026
	$
Assets	
Cash	1,011,020
Cash segregated under federal and other regulations *[note 4]*	5,000,000
	6,011,020
Due from broker *[note 5]*	1,805,978
Accounts receivable	12,880
Total assets	7,829,878
Liabilities and stockholder's equity	
Liabilities	
Due to broker *[note 5]*	1,688,069
Due to parent *[note 5]*	217,760
Accounts payable	2,956
Total liabilities	1,908,785
Stockholder's equity	
Capital stock *[note 7]*	4,350,000
Retained earnings	2,400,824
Accumulated other comprehensive loss	(829,731)
Total stockholder's equity	5,921,093
	7,829,878

See accompanying notes

Cormark Securities (USA) Limited

Notes to financial statements
[Expressed in U.S. dollars]

March 31, 2026

1. Incorporation and corporate activities

Cormark Securities (USA) Limited [the "Company"] was incorporated on June 8, 1994 as Sprott Holdings Inc. under the provisions of the Ontario Business Corporations Act. On September 1, 1999, the Company's name was changed to Cormark Securities (USA) Limited. The Company obtained registration on June 9, 2000 as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company's primary source of revenue is commission income for securities trade execution for U.S. resident institutional clients. The Company clears all transactions with and for customers through its parent, ATB Cormark Capital Markets Corp. [the "Parent"]. Accordingly, the Company does not perform custodial functions relating to customer accounts.

The Company is a wholly-owned subsidiary of ATB Cormark Capital Markets Corp., a Canadian owned investment dealer. ATB Cormark Capital Markets Corp. is a member of the Investment Industry Regulatory Organization of Canada.

2. Significant accounting policies and basis of presentation

The Company changed its year-end from December 31 to March 31 to align with the fiscal period of the Parent. These financial statements have been prepared for the 15-month period ended March 31, 2026.

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Securities transactions

Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expenses recorded on a trade-date basis.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Commission revenue consists of revenue generated through traditional commission-based brokerage services provided to US institutional clients. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the client. Commissions earned are typically collected from the clearing brokers utilized by the Company on a monthly basis.

Cormark Securities (USA) Limited

Notes to financial statements
[Expressed in U.S. dollars]

March 31, 2026

The company had receivables related to revenue from contracts with customers of $175,550 at December 31, 2024 and $125,083 at March 31, 2026, respectively.

Other revenue includes an allocation from the Parent of net revenue received by the Parent on Parent led U.S. Offerings. Other revenue is earned upon successful completion of the transaction. The performance obligation is satisfied at a point in time upon closing to the Parent let offering. The allocation to the Company is based on sales made to institutional clients of the Company and is typically collected from the Parent on a monthly basis, when applicable.

Financial assets and liabilities

Balances due to clients are recorded as liabilities. Balances due from brokers and due from the parent are recorded as receivables. These balances are reported at amortized cost on the statement of financial condition. Due to the short-term nature of these instruments, carrying value approximates fair value.

Financial Accounting Standards Board ["FASB"] Accounting Standards Codification, *Fair Value Measurements and Disclosures ["ASC 820"]*, defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices [unadjusted] in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 inputs are inputs [other than quoted prices included within Level 1] that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company reports its cash and cash segregated under federal and other regulations at fair value. These assets would be classified as Level 1 based on their inputs.

Income taxes

The Company accounts for income taxes in accordance with FASB Accounting Standards Codification Topic 740, Income Taxes ("ASC 740") which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or

Cormark Securities (USA) Limited

Notes to financial statements
[Expressed in U.S. dollars]

March 31, 2026

tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange, while revenue and expense items are translated at the average rate of exchange for the year. The Company's functional currency is Canadian dollars. Gains and losses from currency translations are included in other comprehensive income (loss).

Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer providing agency transactions to clients. The Company has identified its Chief Executive Officer as the chief operating decision maker ["CODM"], who uses net income to evaluate the results of the business. Additionally, CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The measure of segment assets is reported on the statement of financial condition as total assets.

3. Changes in accounting standards

Standards adopted during the year

ASU No. 2023-09, Income Taxes (Topic 740) – Improvements to Income Tax Disclosures

The Company adopted ASU 2023-09 effective January 1, 2025. The amendments enhance transparency of income tax disclosures, including rate reconciliation and income taxes paid by jurisdiction. The adoption of this standard did not have a material impact on the Company's financial statements.

4. Cash on deposit

Cash on deposit of $5,000,000 is segregated in a special reserve bank account for the exclusive benefit of clients under Rule 15c3-3 of the Securities and Exchange Commission.

5. Related party transactions

Under an operating agreement dated November 1, 1999, amended October 1, 2011 and renewed and updated October 1, 2021 the Company entered into an arrangement with its Parent, whereby the Parent will provide services to the Company including use of Parent company employees, all clearing and settlement functions relating to executed trades with customers of the Company, premises and communication services and all administrative functions. Variable clearing and exchange expenses are charged by the Parent at cost and are recorded as trading, operating and administrative expenses. As consideration for receiving all remaining services, approximately 50% of gross commissions earned by the Company are remitted to the Parent and recorded on the statement of operations and comprehensive income as variable compensation. The Company receives an allocation from the

Cormark Securities (USA) Limited

Notes to financial statements
[Expressed in U.S. dollars]

March 31, 2026

Parent of net revenue received by the Parent on Parent led U.S. Offerings, included in other revenue. The amendment to the operating agreement identifies certain operating costs of the Parent that are allocated to the Company and further entitles the Parent to collect substantially all of the remaining profit in the Company to reimburse the Parent for compensation and management costs, which is also included in variable compensation. The operating agreement results in the Parent receiving substantially all residual profits of the Company through variable compensation arrangements. This structure results in minimal net income being retained by the Company.

The intercompany balance due to/from the Parent is presented as a net figure on the Statement of Financial Condition. This balance of $217,760 is payable on demand and is non-interest bearing.

As at March 31, 2026, $1,680,895 was payable to the Company's Parent for securities related transactions, which is included as a component of due to broker on the accompanying statement of financial condition. Such amounts are non-interest bearing.

6. Income taxes

The Company is a Canadian corporation without a permanent establishment in the United States and is therefore fully subject to Canadian federal and provincial income taxes on its taxable income computed in Canadian dollars. Through the establishment of an operating agreement between the Company and its Parent, net income before taxes for the 15 months ended March 31, 2026 is nil in Canadian dollars and therefore, the income tax provision based on applicable statutory rates is nil.

7. Capital stock

Authorized

Unlimited Class A common shares, without par value

Issued and outstanding

	2026
	$
4,550,001 common shares	4,350,000

8. Regulatory net capital requirement

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission ["Rule 15c3-1"]. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer related debit items, as defined, or $250,000. As at March 31, 2026, the Company had net capital of $5,859,251 which was $5,609,251 in excess of the required net capital of $250,000.

Cormark Securities (USA) Limited

Notes to financial statements
[Expressed in U.S. dollars]

March 31, 2026

9. Subsequent events

The Company has evaluated subsequent events through June 14, 2026 and has noted no significant events since the date of the statement of financial condition.